                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission File Number  1 - 2380
                        -------------

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         AVIALL, INC. EMPLOYEE SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Aviall, Inc.
         2750 Regent Blvd
         DFW Airport, Texas  75261


                                  Page 1 of 21
                      The Exhibit Index appears on Page 18

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AVIALL, INC. EMPLOYEE SAVINGS PLAN


                                  By:   /s/ Jeffrey J. Murphy
                                        ----------------------------------------
                                        Jeffrey J. Murphy
                                        Chairman, Aviall, Inc. Employee Savings
                                        Plan


                                  By:   /s/ Colin M. Cohen
                                        ----------------------------------------
                                        Colin M. Cohen
                                        Vice President and Chief Financial
                                        Officer


                                  By:   /s/ Jacqueline K. Collier
                                        ----------------------------------------
                                        Jacqueline K. Collier
                                        Vice President and Controller, Aviall,
                                        Inc.


Date:  June 30, 2003

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

--------------------------------------------------------------------------------


                                                                                                           Page
                                                                                                           ----

Report of Independent Auditors...............................................................................4

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001........................5

     Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2002.......................................................................................6

Notes to Financial Statements................................................................................7

Supplemental Schedules:

     Schedule G, Part III - Nonexempt Transactions for the Year Ended
     December 31, 2002......................................................................................16

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
     as of December 31, 2002................................................................................17


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Aviall, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviall, Inc. Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Nonexempt Transactions and Assets Held for Investment Purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Dallas, Texas
June 27, 2003

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                           December 31,
                                    -------------------------
                                      2002           2001
                                    -----------   -----------
ASSETS

Investments (see Note 3)            $23,971,617   $25,282,693
Receivables
   Participant contributions                 --           196
   Employer contributions                    33            --
                                    -----------   -----------

Total assets                         23,971,650    25,282,889
                                    -----------   -----------

LIABILITIES

Excess participant contributions          5,297            --
Excess employer contributions                --           294
Other liabilities                         1,269         2,967
                                    -----------   -----------
   Total liabilities                      6,566         3,261
                                    -----------   -----------

Net assets available for benefits   $23,965,084   $25,279,628
                                    ===========   ===========

See accompanying notes to financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                      Year ended
                                                                  December 31, 2002
                                                                  -----------------
Additions:
   Additions to net assets attributed to:
     Investment income (loss):
       Net depreciation in fair value of investments (see Note 3)   $ (2,720,300)
       Interest                                                          347,046
       Dividends                                                         335,575
                                                                    ------------
                                                                      (2,037,679)
                                                                    ------------

     Contributions:
       Participant                                                     2,014,464
       Employer                                                          529,918
                                                                    ------------
                                                                       2,544,382
                                                                    ------------

       Total additions                                                   506,703
                                                                    ------------

Deductions:
   Deductions from net assets attributed to:

     Distributions and other                                           1,785,150
     Plan fees and expenses                                               36,097
                                                                    ------------
       Total deductions                                                1,821,247
                                                                    ------------

       Net decrease                                                   (1,314,544)

Net assets available for benefits:

   Beginning of year                                                  25,279,628
                                                                    ------------
   End of year                                                      $ 23,965,084
                                                                    ============

See accompanying notes to financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the Aviall, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL

         The Plan, sponsored by Aviall, Inc. ("Aviall" or the "Company") was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA that, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants' rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

         Participation in the Plan is voluntary. Participants may make elective contributions to the Plan beginning on their date of hire, but must have one year of qualified service and be at least 21 years of age before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan.

         PLAN INVESTMENTS

         The Plan is a self-trusteed plan with The 401(k) Company as recordkeeper. Plan assets are held by various investment fund houses in separate investment accounts.

         Participants may elect to contribute to, or transfer among, any of the funds except for the Aviall Stock Restricted Shares Fund. Earnings are allocated based on number of shares attributed to participants' accounts.

         Aviall Stock Restricted Shares Fund: The fund consists of Aviall, Inc. common stock contributed by the Company in 1998 through a one-time grant of shares to eligible employees, as defined in the 1997 Plan amendment. The fund is not a participant directed fund and, as such, participants do not have access to the fund while employed with the Company.

         Aviall Common Stock Fund: The fund consists of Aviall, Inc. common stock that is purchased on a regular and continuous basis on the open market, and a money market fund that is used to facilitate stock purchases and liquidations. On May 1, 2001, the Aviall Common Stock Fund moved from a unitized accounting method to a share accounting method. Under the share accounting method, participants own actual shares within the fund rather than owning a percentage of all the stock in the fund.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Washington Mutual Investors Fund A: The fund is a large-cap value fund that seeks current income as well as growth opportunity. The fund invests primarily in stocks of U.S. companies.

         EuroPacific Growth Fund A: The fund is an international equity fund that seeks long-term capital growth. The fund invests primarily in stocks of companies based outside the U.S. Normally, at least 80% of the fund's assets are invested in securities of companies based in Europe or the Pacific Basin.

         Dreyfus Premier Emerging Markets A: The fund is an emerging regional fund that seeks long-term growth. The fund invests primarily in stocks of companies domiciled in emerging market countries. The fund was introduced to the Plan on October 1, 2002.

         Templeton Developing Markets Trust A: The fund is an emerging regional fund that seeks long-term capital growth. The fund invests primarily in foreign stock of issuers in countries with developing markets. The fund was liquidated from the Plan on October 1, 2002 and replaced by the Dreyfus Premier Emerging Markets A Fund.

         Franklin Balance Sheet Investment A: The fund is a small-cap value fund that seeks capital appreciation. The fund invests primarily in stocks of U.S. companies that the fund managers believe are undervalued in the marketplace.

         Franklin Real Estate Securities Fund A: The fund is an equity sector fund that seeks to maximize total return. The fund invests primarily in stocks of U.S. companies operating in the real estate industry.

         Massachusetts Investors Growth Stock Fund A: The fund is a large-cap growth fund that seeks long-term growth and future income. The fund invests primarily in stocks of large companies that the fund managers believe offer above-average prospects for long-term growth.

         Lord Abbett Developing Growth Fund A: The fund is a small-cap growth fund that seeks long-term capital appreciation. The fund invests primarily in stocks of small U.S. companies that the fund managers believe have above-average, long-term growth potential.

         PIMCO Total Return Fund A: The fund is an intermediate-term high quality bond fund that seeks maximum total return consistent with capital preservation. The fund invests primarily in intermediate-term, investment grade bonds, including securities issued or guaranteed by the U.S. government.

         ING International Small-Cap Growth Fund A: The fund is an international equity fund that seeks long-term capital growth. The fund invests primarily in small companies outside the U.S. but may also invest in U.S. companies.

         Stable Value Fund: The fund seeks consistent, positive returns while preserving principal and maintaining liquidity. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks, or other financial institutions.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         CONTRIBUTIONS, VESTING AND FORFEITURES

         The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan entitles nonhighly compensated employees to defer up to 50% of their pre-tax compensation up to the maximum annual limit as determined by the IRC. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the nondiscrimination tests. The maximum employee contribution for 2002 is $11,000 and for 2001 is $10,500, and is limited by law. Effective for plan years beginning on and after January 1, 2002, participants who are age 50 or older by the end of the plan year and who cannot contribute additional amounts to the Plan due to either a plan limit or certain statutory limits, may contribute an additional amount to the Plan as a "catch-up contribution." The maximum catch-up contribution for 2002 is $1,000. The Company does not match catch-up contributions. Prior to July 1, 2001, the Company matched 50% of the employee's annual contribution up to $400 per person based on certain requirements. Effective July 1, 2001, the Company matches 50% of the employee's contribution limited to the first 5% of employee compensation per pay period.

         Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. Upon a distribution to a participant, nonvested Company contributions are forfeited and are used to offset future Company contributions. At December 31, 2002, there were $12,060 of forfeitures that will be used to offset future Company contributions.

         In 1997, the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. In 1998, the Company made a discretionary contribution of 50 shares of Company common stock to all eligible employees as defined in the amendment. This contribution is included in the Aviall Stock Restricted Shares Fund and cannot be directed by the participants.

         All contributions to the Plan are deposited in the trust. At the employee's option, contributions are directed into separate participant directed investment funds, as discussed above.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, the Company's matching contribution, as eligible, and the allocation of the investment fund earnings, as well as charged with loan fees, as applicable.

         ROLLOVERS

         Distributions from another qualified plan can be transferred into the Plan. In 2002, rollover accounts in the amount of $86,198 were transferred into the Plan and are included in participant contributions on the statement of changes in net assets available for Plan benefits.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         PAYMENT OF BENEFITS

         In the event of a participant's termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested account balance of the participant's account in a lump-sum payment. Upon a participant's death or retirement due to total and permanent disability, a participant's Plan account balance immediately becomes fully vested and nonforfeitable.

         Upon a participant's retirement date, a participant's Plan account balance immediately becomes fully vested and nonforfeitable. A participant's retirement date is defined as the later of the date upon which a participant attains age 65 or the fifth anniversary of the date the participant commenced participation in the Plan. Upon retirement, a lump-sum payment of the participant's account balance shall be made as soon as administratively practicable following the valuation date coinciding with or immediately following the participant's retirement date.

         In no event shall a distribution be made later than 60 days after the close of the plan year in which the latest of the following events occurs: the date the participant attains or would have attained age 65 (or if earlier the participant's retirement date), the tenth anniversary of the participant's participation in the Plan, or the participant's termination of employment.

         Lump-sum payments of $5,000 or less are made at the request of a participant or beneficiary, or annually upon the failure of a participant or beneficiary to respond to the recordkeepers request for payment instructions within the specified time frame. For payments greater than $5,000, consent of the participant or beneficiary is required.

         The Plan allows hardship withdrawals for the following reasons:

            (1)   Payment of catastrophic medical expenses;

            (2)   Purchase of a principal residence;

            (3)   Payment of tuition of post secondary education;

            (4) Payments to prevent the eviction or foreclosure of principal residence; or

            (5) Any other reason deemed a financial hardship by the Internal Revenue Service ("IRS").

         Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

            (1) The amount withdrawn may not exceed the amount of immediate financial need;


            (2) The participant must obtain all nontaxable loans available under the Plan prior to applying for hardship withdrawal;

            (3) The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee's elective contributions for the year of the hardship distribution; or

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

            (4) The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 12 months after the receipt of the hardship withdrawal or, effective January 1, 2002, for hardship withdrawals distributed in 2001, 6 months after the receipt of the hardship withdrawal or January 1, 2002, if later or, for hardship withdrawals distributed after December 31, 2001, 6 months after the receipt of the hardship withdrawal.

         There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 2002 and 2001.

         LOANS

         An active participant with a vested account balance of at least $2,000 may borrow from their account. Loans are limited to 50% of the vested account balance and are collateralized by the participant's vested account balance. Loans must be at least $1,000 but not greater than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for the purchase or construction of a principal residence, in which case the maximum repayment term is 10 years. Loans accrue interest at a rate equal to the applicable treasury note rate plus 4.0% fixed for the term of the loan. Such rates range from 5.76% to 10.84% for loans outstanding at December 31, 2002. All principal and interest repayments are allocated to the Plan's investment funds based on the participant's investment elections at the time of repayment. Loans that are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

         Under the Plan's loan provisions, participants are allowed to have up to two loans outstanding at a given time. Aviall, Inc. stock classified as "restricted" (Aviall Stock Restricted Shares Fund) is disqualified from being used to calculate loanable account balances or fund loans unless otherwise determined by the Plan Administrator. Additionally, the Plan, as amended, does not allow loans to be refinanced.

         PLAN TERMINATION

         The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the sponsor.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade date basis, and dividends are reinvested at the date-of-record market price.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         PLAN FEES AND EXPENSES

         The Company paid all brokerage, administrative and recordkeeping fees for the Plan. Loan fees, when applicable, and administrative fees related to the Stable Value fund, when applicable, were charged to the Participant accounts and were the only expenses paid with Plan assets. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

         PARTICIPANT LOANS RECEIVABLE

         Participant loans receivable represent cash advances to participants of the Plan less any payments made.

         INVESTMENTS AND INVESTMENT INCOME

         The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

         The Plan's investments are stated at fair value, using quoted market prices, except for participant loans, which are valued at cost.

         SECURITIES TRANSACTIONS AND INVESTMENT INCOME

         Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in net assets available for benefits. Actual results could differ from those estimates.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.       INVESTMENTS

         Investments held by the Plan at December 31, 2002 and 2001 consisted of the following:

                                  2002            2001
                               ------------   ------------
                                 Current        Current
                                  Value          Value
                               ------------   ------------

Mutual funds                   $ 15,213,121   $ 17,076,957
Money market funds                      222          1,604
Pooled investment funds           5,926,908      4,968,534
Common stock                      2,060,446      2,574,354
Participant loans receivable        769,873        660,090
Cash                                  1,047          1,154
                               ------------   ------------
                               $ 23,971,617   $ 25,282,693
                               ============   ============

         The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

                                                                        December 31,
                                                               -----------------------------
                                                                  2002             2001
                                                               ------------     ------------
Aviall, Inc. Common Stock Funds:
  Aviall, Inc. Common Stock (246,241 and 330,874 shares,
    respectively)                                              $  1,982,243     $  2,498,099
  Aviall Stock Restricted Shares (9,715 and 10,100 shares,
    respectively) *                                            $     78,203     $     76,255
Washington Mutual Investors A Fund (193,739 and 179,657
  shares, respectively)                                        $  4,554,815     $  5,075,325
EuroPacific Growth A Fund (52,763 and 52,092 shares,
  respectively)                                                $  1,211,986     $  1,399,729
Franklin Balance Sheet Investment A Fund (38,159 and 32,708
  shares, respectively)                                        $  1,415,336     $  1,308,985
Massachusetts Investors Growth Stock A Fund (319,988 and
  323,025 shares, respectively)                                $  2,953,491     $  4,163,799
Lord Abbett Developing Growth A Fund (92,518 and 96,976
  shares, respectively)                                        $    990,869**   $  1,474,042
PIMCO Total Return A Fund (207,422 and 179,965 shares,
  respectively)                                                $  2,213,200     $  1,882,436
Stable Value Funds:
  INVESCO Trust Company Stable Value Fund (5,926,908
    and 4,968,534 shares, respectively)                        $  5,926,908     $  4,968,534
  Money Market Accounts (222 and 1,604 shares, respectively)   $        222     $      1,604

*      Nonparticipant directed.

** Does not represent 5% or more of the Plan's net assets, shown for comparative purposes only.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,720,300 as follows:


Mutual funds                                           $ (2,886,485)
Common stock                                                166,185
                                                       ------------
                                                       $ (2,720,300)
                                                       ============

4.     NONPARTICIPANT-DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                             December 31,
                                    ---------------------------
                                        2002           2001
                                    ------------   ------------
Net assets:
  Common stock                      $     78,203   $     76,255
                                    ------------   ------------
                                    $     78,203   $     76,255
                                    ============   ============

                                                 Year ended
                                                December 31,
                                                    2002
                                                ------------
Changes in net assets:
  Net appreciation in fair value                $      4,902
  Distributions                                       (2,954)
                                                ------------
                                                $      1,948
                                                ============

5.     TAX STATUS OF THE PLAN

       The IRS granted a favorable letter of determination under the applicable section of the IRC on September 1, 1995 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

       Management is unaware of any material variations in the operations of the Plan from the terms of the Plan documents, including amendments. Management believes the Plan, as amended, continues to qualify and operate as designed in accordance with applicable sections of the IRC and ERISA.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     PARTY-IN-INTEREST TRANSACTIONS

       The plan has not considered Company contributions to the Plan or benefits accrued or paid by the plan for participants as party-in-interest transactions. The Company provides certain accounting and administrative services for which no fees are charged.

       For the year ended December 31, 2002 and 2001, the Plan purchased 58,328 and 136,265 shares of Aviall, Inc. common stock, respectively, at a cost of $573,499 and $912,471, respectively. The Plan sold 142,961 and 79,434 shares of Aviall, Inc. common stock, respectively, at a price of $1,250,489 and $697,690, respectively.

       For the year ended December 31, 2002 and 2001, the Plan sold 385 and 650 shares of Aviall, Inc. Restricted Shares, respectively, at a price of $3,216 and $5,902, respectively.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------



                                        Description of
                                    Transaction Including
 Identity    Relationship to Plan,  Maturity Date, Rate of                             Expenses Incurred                  Net Gain
 of Party       Employer or Other   Interest, Collateral,   Purchase  Selling  Lease     in Connection          Current  (Loss) on
 Involved      Party-in-Interest     Par or Maturity Value    Price    Price   Rental   with Transaction  Cost   Value   Transaction
-----------  ---------------------  ----------------------  --------  -------  ------  -----------------  ----  -------  -----------
Aviall, Inc.     Plan Sponsor       Employer contributions     N/A      N/A      N/A            N/A        $33     $33       N/A
                                    not timely remitted for
                                    December 31, 2002.
                                    Deposited with custodian
                                    on February 28, 2003.


AVIALL, INC.
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i - FORM 5500
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                                   (c)
    (a)                              (b)                           Description of Investment including                     (e)
  Party in           Identity of Issue, Borrower, Lessor            Maturity Date, Rate of Interest,         (d)         Current
  Interest                    or Similar Party                      Collateral, Par or Maturity Value      Cost**         Value
------------- --------------------------------------------------  --------------------------------------  ----------  --------------
              Corporate Common Stocks:
     *          Aviall, Inc.                                      246,241 shares                                       $  1,982,243
     *          Aviall, Inc. Restricted Shares                    9,715 shares                              $79,522          78,203

              Mutual Funds:
                Washington Mutual Investors A Fund                193,739 shares                                          4,554,815
                EuroPacific Growth A Fund                         52,763 shares                                           1,211,986
                Dreyfus Premier Emerging Markets A                24,594 shares                                             272,757
                Franklin Balance Sheet Investment A               38,159 shares                                           1,415,336
                Franklin Real Estate Securities A Fund            62,867 shares                                           1,013,425
                Massachusetts Investors Growth Stock A Fund       319,988 shares                                          2,953,491
                Lord Abbett Developing Growth A Fund              92,518 shares                                             990,869
                PIMCO Total Return A Fund                         207,422 shares                                          2,213,200
                ING Int'l Small Cap Growth A Fund                 31,336 shares                                             587,242

              Pooled Investment Funds:
                INVESCO Trust Company Stable Value Fund           5,926,908 shares                                        5,926,908

              Money Market Funds:
                Alliance Capital Reserve                          222 shares                                                    222

              Cash:
                Bank One Trust Account                            Balance at 12/31/02                                         1,025
                Bank One Disbursement Account                     Balance at 12/31/02                                            22

     *        Participant Loans                                   Interest rates range from 5.76% to
                                                                  10.84% (Term not exceeding five
                                                                  years for nonresidential loans and
                                                                  ten years for residential loans)                          769,873
                                                                                                                      --------------

              Total Assets Held for Investment                                                                        $   23,971,617
                                                                                                                      ==============

*    Represents an investment with a party in interest.

** Disclosure of cost of investments is not required for participant directed investments.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

                                INDEX TO EXHIBITS

   Exhibit
     No.                                   Description                                                    Page
   -------                                 -----------                                                    ----

      23        Consent of Independent Auditors                                                             19

     99.1       Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as             20
                adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     99.2       Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as             21
                adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002